Exhibit 1

Fund	I.R.S. Employer Identification No.
Innovator S&P 500 Buffer ETF — May	84-4632869
Innovator S&P 500 Power Buffer ETF —May	84-4530720
Innovator S&P 500 Ultra Buffer ETF — May	84-5137923